Filed by RMR Preferred Dividend Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: RMR Real Estate Income Fund

Commission File No. 811-22234

400 Centre Street, Newton, MA 02458-2076	tel: (617) 332-9530 fax: (617) 796-8376

FOR IMMEDIATE RELEASE

Contacts:
Timothy A. Bonang, Director of Investor Relations, or
Carlynn Finn, Manager of Investor Relations
(617) 796-8253
www.rmrfunds.com

RMR Funds Announce Shareholder Approval of Reorganizations

Newton, MA (June 4, 2009):  At a joint special meeting of shareholders held on June 4, 2009, the RMR Funds approved the reorganization of RMR Real Estate Fund (NYSE Amex: RMR) into a recently formed closed end fund, RMR Real Estate Income Fund (“New RMR”), and the reorganization of each of the following funds into New RMR:

•                  RMR Hospitality and Real Estate Fund (NYSE Amex: RHR)

•                  RMR F.I.R.E. Fund (NYSE Amex: RFR)

•                  RMR Preferred Dividend Fund (NYSE Amex: RDR)

•                  RMR Dividend Capture Fund (NYSE Amex: RCR)

New RMR will trade on the NYSE Amex under the new symbol “RIF” after the closing of the reorganization of RMR into New RMR.

At a separate joint special meeting of shareholders held on June 4, 2009, shareholders of each of RMR Asia Pacific Real Estate Fund (NYSE Amex: RAP) and RMR Asia Real Estate Fund (NYSE Amex: RAF) approved the reorganization of RAP into a recently formed closed end fund, New RMR Asia Pacific Real Estate Fund (“New RAP”), and the reorganization of RAF into New RAP.  New RAP will trade on the NYSE Amex and will continue using the existing symbol “RAP”.

In the reorganizations, common shareholders of each of RMR, RHR, RFR, RDR and RCR will receive common shares of New RMR and common shareholders of each of RAP and RAF will receive common shares of New RAP.  The aggregate net asset value of the common shares distributed to shareholders will equal the aggregate net asset value of each respective reorganizing fund’s common shares outstanding immediately prior to its reorganization after paying the costs of its reorganization.  The number of new common shares to be distributed will be determined as of the end of trading on the closing date of a fund’s reorganization.  Subject to the satisfaction of certain conditions set forth in each Agreement and Plan of Reorganization, the reorganization of each of RMR, RHR, RFR, RDR and RCR with New RMR, and the reorganization of each of RAP and RAF with New RAP, are currently expected to close after the end of business on the following dates:

•                  RAP and RAF:  Tuesday, June 16, 2009

•                  RMR: Wednesday, June 17, 2009

•                  RFR: Thursday, June 18, 2009

•                  RHR: Friday, June 19, 2009

•                  RCR: Monday, June 22, 2009

•                  RDR: Tuesday, June 23, 2009

Each fund’s Board of Trustees today declared a final cash distribution to common shareholders consisting of estimated undistributed federal investment company taxable income and net capital gains in each fund through the closing, if any.  The record date for each fund’s final distribution is the business day prior to the closing of the respective fund’s reorganization.  The payment date for these distributions is anticipated to be on or about June 30, 2009.

Details of the common share conversions and dividend payment amounts, if any, will be determined after the end of business on each of the aforementioned closing dates and will be announced by press releases prior to the beginning of trading on the NYSE Amex on the first business day following each closing date.  Common shareholders will also receive a statement from the stock transfer agent for New RMR and New RAP showing the number of shares they own after the reorganizations are completed.  After the reorganizations are completed, the existing common shares of RMR, RHR, RFR, RDR and RCR will be cancelled.

Pursuant to the reorganizations, preferred shareholders of each of RMR, RHR, RFR, RDR and RCR will receive preferred shares of New RMR, the aggregate liquidation preference of which will equal the aggregate liquidation preference of each reorganizing fund’s preferred shares outstanding immediately prior to the applicable reorganization.  The auction date, rate period and dividend payment date of the New RMR preferred shares issued in each reorganization will be the same as that of the preferred shares exchanged in such reorganization.

The communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the RMR Funds, including New RMR and New RAP, the surviving funds in the reorganizations.  Investors and security holders of the funds are urged to read the Joint Proxy Statements/Prospectuses and other documents filed with the U.S. Securities and Exchange Commission (“SEC”) carefully in their entirety because they contain important information about the proposed reorganizations.  Investors should consider the investment objectives, risks, charges and expenses of their fund(s) carefully and consider in their entirety the Joint Proxy Statements/Prospectuses that contain important information regarding the investment objectives, risks, charges, expenses and other important information about New RMR and New RAP.

Investors may obtain free copies of the Joint Proxy Statements/Prospectuses and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the Joint Proxy Statements/Prospectuses and other documents filed with the SEC may also be obtained by directing a request to: RMR Advisors, Inc., 400 Centre Street, Newton, MA, 02458 or by calling: (617) 796-8253.

WARNING REGARDING FORWARD LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS.  THESE FORWARD LOOKING STATEMENTS ARE BASED UPON THE PRESENT BELIEFS AND EXPECTATIONS OF THE FUNDS IDENTIFIED IN THIS PRESS RELEASE.  HOWEVER, THESE FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE NOT GUARANTEED TO OCCUR AND THEY MAY NOT OCCUR FOR VARIOUS REASONS.  FOR EXAMPLE:

•                  THIS PRESS RELEASE STATES THAT THESE FUNDS MAY BE REORGANIZED.  IN FACT, THESE REORGANIZATIONS MAY NOT OCCUR FOR VARIOUS REASONS INCLUDING: (I) BECAUSE OF CHANGED CIRCUMSTANCES, THE FUNDS’ BOARDS, OR CERTAIN OF THEM, MAY DECIDE NOT TO PROCEED WITH THESE REORGANIZATIONS; OR (II) THE CONDITIONS SET FORTH IN EACH AGREEMENT AND PLAN OF REORGANIZATION MAY NOT BE MET.

•                  THIS PRESS RELEASE STATES THAT THE FINAL CASH DISTRIBUTIONS, IF ANY, TO BE PAID TO COMMON SHAREHOLDERS WILL BE THE ESTIMATED

FEDERAL INVESTMENT COMPANY TAXABLE INCOME AND NET CAPITAL GAINS IN THESE FUNDS.  EACH OF THESE FUNDS HAS RECEIVED DISTRIBUTIONS FROM INVESTMENTS IN REITS OR FROM OTHER CLOSED END INVESTMENT MANAGEMENT COMPANIES.  BECAUSE THE CHARACTERIZATION AS ORDINARY INCOME, CAPITAL GAINS OR RETURN OF CAPITAL OF THE DISTRIBUTIONS WHICH THESE FUNDS RECEIVE FROM THESE INVESTMENTS IS GENERALLY NOT KNOWN BY THESE FUNDS UNTIL AFTER EACH CALENDAR YEAR END, IT IS EXPECTED THAT SOME PORTION OF THE DISTRIBUTION DECLARED BY EACH FUND MAY BE SIMILARLY CHARACTERIZED FOR FEDERAL INCOME TAX PURPOSES SUBSEQUENT TO THIS YEAR END.  ACCORDINGLY, SOME PART OF ANY AMOUNTS DISTRIBUTED MAY BE CLASSIFIED AS A RETURN OF CAPITAL.

FOR THESE AND OTHER REASONS INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS IN THIS PRESS RELEASE.

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